                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                           McCLATCHY NEWSPAPERS, INC.
                                (Name of Issuer)

                               Class A Common Stock
                         (Title of Class of Securities)

                                  579489-10-5
                                 (CUSIP Number)

  Wilma C. Flach
  Legal Administrative Director and Corporate Secretary
  McClatchy Newspapers, Inc.
  2100 Q Street
  P.O. Box 15779
  Sacramento, CA 95852
  Telephone:  (916) 321-1828

               (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              December 31, 1993
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 579489-10-5
Page 2 of 12 Pages                                        13D
_____________________________________________________________

1. NAME OF REPORTING PERSON                James B. McClatchy

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_____________________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                    (b) [ ]
_____________________________________________________________

3. SEC USE ONLY
_____________________________________________________________

4. SOURCE OF FUNDS                             Not Applicable
_____________________________________________________________

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_____________________________________________________________

6. CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_____________________________________________________________

  NUMBER OF   7. SOLE VOTING POWER                  2,293,333
   SHARES
 BENEFICIALLY    --------------------------------------------
  OWNED BY    8. SHARED VOTING POWER               11,078,865
    EACH         --------------------------------------------
  REPORTING
   PERSON     9. SOLE DISPOSITIVE POWER             2,293,333
    WITH
                 --------------------------------------------
             10. SHARED DISPOSITIVE POWER          11,078,865

_____________________________________________________________

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                               13,372,198
_____________________________________________________________

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                               [ ]
_____________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11)                                              74%
_____________________________________________________________

14. TYPE OF REPORTING PERSON                              IN
_____________________________________________________________

CUSIP No. 579489-10-5                                                 13D
Page 3 of 12 Pages


  James B. McClatchy hereby amends and restates his statement on Schedule 13D filed with the Securities and Exchange Commission on February 1, 1990 (the "Initial Statement") and first amended on May 22, 1992 with respect to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of McClatchy Newspapers, Inc.

Item 1.       Security and Issuer.
  This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of McClatchy Newspapers, Inc., a Delaware corporation. The principal executive offices of McClatchy Newspapers, Inc. are located at 2100 Q Street, Sacramento, California 95816.

Item 2.       Identity and Background.
  This statement is filed on behalf of James B. McClatchy, a United States citizen whose business address is McClatchy Newspapers, Inc., 2100 Q Street, P.O. Box 15779, Sacramento, California 95852. James B. McClatchy is Publisher of McClatchy Newspapers, Inc., a Delaware corporation, with principal offices at 2100 Q Street, Sacramento, California 95816, the primary business of which is newspaper publishing. During the last five years, James B. McClatchy has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

CUSIP No. 579489-10-5                                                 13D
Page 4 of 12 Pages


future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.
  Because the shares to which this Statement relates were not acquired by purchase, Item 3 is not applicable. See Items 4 and 5(a) below.

Item 4.       Purpose of the Transaction.
  On December 31, 1993, James B. McClatchy gifted 300,000 shares of Class A Common Stock to a charitable organization.

Item 5.       Interest in Securities of the Issuer.
  According to the most recently available quarterly report on Form 10-Q of McClatchy Newspapers, Inc., there are 4,755,075 shares of Class A Common Stock issued and outstanding.

  (a)         Amount beneficially owned:        13,372,198
              Percent of Class:                 74%

  11,078,865 of the shares which are the subject of this Schedule 13D are beneficially owned pursuant to the provisions of (i) five trusts over which James B. McClatchy, William K. Coblentz, William Ellery McClatchy, William M. Roth and Erwin Potts share joint voting and dispositive power; and (ii) the Will of Charles K. McClatchy, deceased, and Letters Testamentary issued pursuant thereto, by which James B. McClatchy, William K. Coblentz and William Ellery McClatchy share joint voting and dispositive power.

CUSIP No. 579489-10-5                                                 13D
Page 5 of 12 Pages


  The filing of this Amendment No. 2 shall not be construed as an admission that James B. McClatchy is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such 11,078,865 shares.

  (b)         The number of shares as to which James B. McClatchy has:
     (i)      Sole power to vote or direct the vote: 2,293,333
     (ii)     Shared power to vote or direct the vote:  11,078,865
     (iii)    Sole power to dispose or direct the disposition of:  2,293,333
     (iv)     Shared power to dispose or direct the disposition of:  11,078,865

  The following information applies to those persons with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:
     (1)      o       Name:  WILLIAM K. COBLENTZ
              o       Residence or business address:
                      222 Kearny Street, 7th Floor
                      San Francisco, CA  94108
              o       Present principal occupation or employment and the name,
                      principal business and address of any corporation or other organization in which such employment is conducted:
                      William K.

CUSIP No. 579489-10-5                                                 13D
Page 6 of 12 Pages


                      Coblentz is an attorney at law and senior partner in the law firm (professional corporation) of Coblentz, Cahen, McCabe & Breyer, with offices located at 222 Kearny Street, San Francisco, CA 94108.

              o       William K. Coblentz during the last five years has not
                      been convicted in a criminal proceeding (excluding
                      traffic violations or similar misdemeanors).
              o       William K. Coblentz during the last five years has not
                      been a party to a civil proceeding of a judicial or
                      administrative body of competent jurisdiction resulting
                      in a judgment, decree or final order enjoining future
                      violations of, or prohibiting or mandating activities
                      subject to, federal or state securities laws or finding
                      any violation with respect to such laws.
              o       Citizenship of William K. Coblentz:  United States.
     (2)      o       Name:  WILLIAM ELLERY McCLATCHY

CUSIP No. 579489-10-5                                                 13D
Page 7 of 12 Pages


              o       Residence or business address:
                      c/o McClatchy Newspapers, Inc.
                      2100 Q Street
                      P. 0. Box 15779
                      Sacramento, CA 95852
              o Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                      Self-employed as a design architect with business address of 246 Sea Spray, Palm Beach, FL 33480.
              o William Ellery McClatchy during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
              o William Ellery McClatchy during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 579489-10-5                                                 13D
Page 8 of 12 Pages


              o       Citizenship of William Ellery McClatchy: United States.
     (3)      o       Name:  WILLIAM M. ROTH
              o       Residence or business address:
                      57 Post Street, Suite 812
                      San Francisco, CA  94104-5027
              o       Present principal occupation or employment and the name,
                      principal business and address of any corporation or other organization in which such employment is conducted:
                      Retired.
              o       William M. Roth during the last five years has not been
                      convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
              o       William M. Roth during the last five years has not been a
                      party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 579489-10-5                                                 13D
Page 9 of 12 Pages


              o       Citizenship of William M. Roth:  United States.
     (4)      o       Name:  ERWIN POTTS
              o       Residence or business address:
                      McClatchy Newspapers, Inc.
                      2100 Q Street
                      P. 0. Box 15779
                      Sacramento, CA  95852
              o       Present principal occupation or employment and the name,
                      principal business and address of any corporation or other organization in which such employment is conducted:
                      President and Chief Executive Officer, McClatchy
                      Newspapers, Inc., a Delaware corporation, with principal offices at 2100 Q Street, Sacramento, CA 95816, the primary business of which is newspaper publishing.
              o       Erwin Potts during the last five years has not been
                      convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
              o       Erwin Potts during the last five years has not been a
                      party to a civil proceeding of a judicial or administrative body

CUSIP No. 579489-10-5                                                 13D
Page 10 of 12 Pages


                   of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
              o    Citizenship of Erwin Potts:  United States.

     (c)      None.
     (d)      Only those persons identified in Item 5(b) above.
     (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Except as may be contemplated by that certain Stockholders' Agreement dated as of September 17, 1987, which was described in the 1992 proxy statement of McClatchy Newspapers, Inc. and a copy of which has been made publicly available as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 33-17270), and except for the contracts, arrangements, understandings and relationships described elsewhere in this Statement, as amended, James B. McClatchy is not a party to any contracts,

CUSIP No. 579489-10-5                                                 13D
Page 11 of 12 Pages


arrangements, understandings or relationships with respect to any securities of McClatchy Newspapers, Inc., including but not limited to the transfer or voting of any of the securities of McClatchy Newspapers, Inc., finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.       Material to be Filed as Exhibits.
  None.

CUSIP No. 579489-10-5                                                 13D
Page 12 of 12 Pages


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 3, 1994.


                                                By     JAMES B. McCLATCHY
                                                       James B. McClatchy